**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 23, 2018
(correcting order dated July 24, 2018)**

**ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934**

**Regulus Therapeutics Inc.
File Nos. 333-183384 and 1-35670**

CF#36462

Regulus Therapeutics Inc. submitted an application under Rules 406 and 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from Exhibits to a Form S-1 filed on August 17, 2012 and Form 8-K filed on August 7, 2013.

Based on representations by Regulus Therapeutics Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.17	S-1	August 17, 2012	through June 22, 2021
10.18	S-1	August 17, 2012	through June 22, 2021
10.19	S-1	August 17, 2012	through June 22, 2021
10.25	S-1	August 17, 2012	through June 22, 2021
10.28	S-1	August 17, 2012	through June 22, 2021
10.30	S-1	August 17, 2012	through June 22, 2021
99.1	8-K	August 7, 2013	through June 22, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary